Exhibit (e)(13)

Excerpts from Playboy Enterprises, Inc.’s Definitive Proxy Statement on Schedule 14A, relating to the 2010 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 9, 2010

(All references to page numbers refer to those in the full Definitive Proxy Statement on Schedule 14A, relating to the 2010 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 9, 2010)

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This compensation discussion and analysis describes the material elements of compensation of our Chief Executive Officer and our Chief Financial Officer as well as of the other executive officers required to be included in the Summary Compensation Table on page 17 (collectively referred to as our “named executive officers”). It also provides information on our compensation philosophy and describes how our compensation policies and programs are designed to achieve our compensation objectives.

Compensation Philosophy and Objectives

The overall goal of our compensation program is to attract and retain the talented executives and employees needed to achieve our business objectives at an appropriate cost to our stockholders, as well as to ensure that an appropriate relationship exists between pay, our financial performance and the creation of long-term stockholder value.

The principal components of our compensation program consist of base salary, an incentive bonus plan and long-term equity incentive compensation and other benefits. We determine and combine the compensation elements for each executive in a manner that we believe optimizes the executive’s contribution to the Company and that results in total compensation levels that are linked to the Company’s performance.

Setting Executive Compensation

Our executive compensation program is designed to help us achieve our business objectives by:

•	setting levels of compensation designed to attract and retain superior executives in a marketplace that is both highly competitive and well-known for its individually tailored compensation packages;

•	providing incentive compensation that is tied to both Playboy’s financial performance and the individual executive’s contribution to that performance; and

•	linking compensation to elements that affect share performance.

To help the compensation committee meet these objectives, it periodically evaluates the competitiveness of our executive compensation program using information drawn from a variety of sources, such as published survey data, financial documents, information supplied by consultants and its own experience in recruiting and retaining executives.

Description of Each Element of Compensation

Base Salary

Our compensation committee reviews salary ranges once a year and adjusts them as necessary, considering a number of factors, including our financial performance and market data. The compensation committee also reviews executives’ individual salaries once a year and determines any adjustments based upon an evaluation of relevant factors, including each executive’s performance, experience in the position, duties and responsibilities and impact on Company performance, as well as external market data. We set the base salaries for executives based primarily on competitive market data, the executive’s performance and our annual merit increase budget, which is based on market practice.

As a general approach, we attempt to place executives’ salaries consistent with the median of the market data reported in relevant compensation surveys and other information considered. In general, we believe that the market median represents pay for employees who are fully competent in their positions. Our overall philosophy is to pay below the median levels for employees who are new to their role or newly promoted. Similarly, we typically pay our highest performers and our most critical and experienced employees at levels above the market median. The base salary earned by each of our named executive officers in 2009 is set forth in the Summary Compensation Table on page 17.

In 2009, in connection with his appointment as Chief Executive Officer, we entered into an employment agreement with Mr. Flanders that provides for an annual base salary of $875,000. The amount of Mr. Flanders’ salary was agreed to by the compensation committee as part of the overall negotiations of Mr. Flanders’ employment agreement. With respect to the Company’s other named executive officers, the compensation committee determined that there would be no increase in the base salary of the named executive officers over their 2008 levels in 2009.

Annual Bonus Plan

At the beginning of each year, the compensation committee considers whether a Management Incentive Compensation Plan, or MIP, should be established for the current year and, if so, approves the MIP, including its participants, weightings and structure. In 2009, our Board determined not to establish a MIP in light of the Company’s recent financial performance.

Discretionary Bonus

From time to time, the compensation committee grants discretionary bonuses based on specific circumstances and achievements that are specific to the executive’s duties and supportive of the Company’s strategic plan.

Our employment agreement with Mr. Flanders provides for a one-time bonus for his service in 2009 at a target amount of 75% and a maximum amount of 100% of his base salary, to be paid at the discretion of the Board. The target and maximum amount of Mr. Flanders’ bonus were agreed to by the compensation committee as part of the overall negotiations of Mr. Flanders’ employment agreement. In determining the amount of Mr. Flanders’ bonus, the compensation committee considered certain qualitative performance goals, including restructuring the Company’s human capital and the development of business plans for Playboy’s operating businesses. Based on the Board’s assessment of Mr. Flanders’ performance with respect to these qualitative goals in 2009, the Board approved a one-time bonus of $400,000, or 46% of his annual base salary.

In May 2009, the compensation committee granted Jerome Kern a discretionary bonus of $100,000, subject to his continued service as interim Chief Executive Officer until the transition to a new Chief Executive Officer was complete. In setting the amount of Mr. Kern’s bonus, the compensation committee considered Mr. Kern’s achievements as interim Chief Executive Officer and the amount the committee determined was necessary to retain his services through the completion of the transition to a new Chief Executive Officer.

Equity Incentives

We provide equity incentive awards through our 1995 Stock Incentive Plan. Subject to the terms of that plan, the compensation committee determines the “key employees” to whom options and other awards may be granted, the number of shares of Class B stock covered by each option or other stock award, the time or times at which the options may be exercised, the vesting of options and other awards and other administrative functions. Since the inception of the 1995 Stock Incentive Plan, the compensation committee has granted incentive stock options, non-qualified stock options, restricted stock awards and performance awards. These grants are designed to further our growth, development and financial success by providing key employees with strong additional incentives to maximize long-term stockholder value by assisting them to become owners of our stock, which aligns their interests with our interests. As stockholders, key employees benefit directly from our growth, development and financial success. Finally, stock option grants and restricted stock awards also enable us to attract and retain the services of those executives whom we consider essential to our long-range success.

Award levels are determined based on a number of factors including level of responsibilities and market data. In 2009, we also considered the financial impact of granting equity awards pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, or ASC Topic 718. We do not time equity awards grants in coordination with the release of information.

Stock option and restricted stock unit grants are typically subject to a three-year vesting schedule with one-third vesting upon each one-year anniversary of the grant, subject to continued employment. The compensation committee seeks to establish vesting periods that encourage executives to look to long-term appreciation in equity values. The compensation committee, however, reserves the ability to make grants with shorter or longer vesting periods and cliff vesting periods under special circumstances, such as for sign-on and retention purposes. The closing price of Class B stock on the date of grant is used as the exercise price for option awards.

Other than Mr. Hefner, each of the named executive officers received grants of stock option and restricted awards in 2009, which are reflected in the Summary Compensation Table on page 17 and the Grants of Plan-Based Awards Table on page 19.

In connection with his appointment as Chief Executive Officer on July 1, 2009, Mr. Flanders received a one-time grant of 150,000 restricted stock units of Class B stock and options to purchase 1,200,000 shares of Class B stock pursuant to the terms of his employment agreement. The restricted stock units and stock options will both vest ratably over a period of four years, as described further under the heading “Employment and Severance Agreements” on page 23. The grant date fair value of Mr. Flanders’ equity awards was $2,422,500. The amount and terms of these awards were agreed to by the compensation committee as part of the overall negotiations of Mr. Flanders’ employment agreement.

The compensation committee also made regular annual awards of restricted stock units and stock options to Robert Meyers, Ms. Havard and Messrs. Rosenzweig and Vaickus in March 2009. These awards vest ratably over three years. The grant date fair values of the awards to Ms. Havard and Messrs. Meyers, Rosenzweig and Vaickus were equal to $86,000, $86,000, $68,800 and $86,000, respectively. In determining the amount and form of these awards, the compensation committee considered the recommendations of the interim Chief Executive Officer and the Senior Vice President of Human Resources, and each executive’s performance, duties and responsibilities and impact on the Company’s performance.

We also provide our executive officers and most other full-time and part-time employees with the ability to purchase shares of our Class B common stock through payroll deductions at a price per share that is equal to 85% of the closing price on the date of purchase in accordance with the terms of our employee stock purchase plan.

Other Benefits

All eligible employees, including named executive officers, participate in our benefit programs. We provide health and welfare benefits, including medical and dental coverage, short- and long-term disability insurance benefits and life insurance benefits based on one times base pay.

Employees, including named executive officers, are eligible to participate in our Employees Investment Savings Plan. Our Employees Investment Savings Plan is a defined contribution plan consisting of two components: a profit sharing plan and a 401(k) plan. The profit sharing plan covers all employees who have completed 12 months of service of at least 1,000 hours. Our discretionary contribution to the profit sharing plan is distributed to each eligible employee’s account in an amount equal to the ratio of each eligible employee’s compensation, subject to Internal Revenue Service limitations, to the total compensation paid to all such employees. We made no discretionary contribution to the profit sharing plan in 2009. Eligible employees may participate in our 401(k) plan upon their date of hire. We make matching contributions to our 401(k) plan based on each participating employee’s contributions and eligible compensation.

In addition to the defined contribution plan, we had two non-qualified deferred compensation plans, which permitted certain employees, including named executive officers, and all non-employee directors to elect to annually defer a portion of their compensation. A match was provided to employees who participated in the deferred compensation plan, at a certain specified minimum level, and whose annual eligible earnings exceeded the salary limitation contained in the 401(k) plan. The deferred compensation plan was terminated in 2008 and all balances were 100% vested as of December 31, 2008 and distributed in 2009. For more information on our deferred compensation plans, see the discussion under the headings “Non-Qualified Deferred Compensation Plan” on page 21 and “Director Compensation” on page 26.

We currently maintain a practice of paying a separation allowance under our salary continuation policy (which is not funded) to employees with at least five years of continuous service who voluntarily terminate employment with us and are at age 60 or thereafter.

Role of the Compensation Committee and Executive Officers in Compensation Decisions

Our compensation committee has primary responsibility for overseeing the design, development and implementation of the compensation program for the named executive officers. Our compensation committee evaluates the performance of the Chief Executive Officer and approves and recommends to the Board for approval the compensation of our Chief Executive Officer in light of the goals and objectives of the compensation program. The Chief Executive Officer and the compensation committee together assess the performance of the other named executives and determine their compensation.

Our Chief Executive Officer and the Senior Vice President of Human Resources assist our compensation committee in reaching compensation decisions with respect to the named executive officers other than the Chief Executive Officer. The other named executive officers do not play a role in their own compensation determination, other than discussing individual performance objectives with the Chief Executive Officer and the compensation committee.

Role of Compensation Consultants

Neither the Company nor the compensation committee has any contractual arrangement with any compensation consultant who has a role in determining or recommending the amount or form of senior executive compensation. Periodically, we, through our Human Resources department and the compensation committee, have engaged compensation consultants to review our executive salaries and salary ranges and the design of programs that affect senior executive officer compensation. Our named executive officers have not participated in the selection of any particular compensation consultant. These consultants provide market intelligence on compensation trends along with general views on specific compensation programs designed by our Human Resources personnel and management, with the oversight of the compensation committee.

In 2009, the compensation committee engaged Grant Thornton LLP, an independent compensation consultant, to provide market data on vesting criteria for equity awards.

Stock Ownership Guidelines

We have a stock retention policy for certain members of our executive management, the purpose of which is to promote the accumulation of our stock among executive management in order to ensure and demonstrate to our stockholders that the interests of our top managers are aligned with those of our other stockholders. Each of our named executive officers as of December 31, 2009 was subject to the requirements of the stock retention policy. The stock retention thresholds are set at approximately two times average base salary for each officer subject to the policy, except for our Chief Executive Officer, whose threshold is set at approximately five times his or her average base salary. We review each officer’s status with respect to these requirements annually. If an officer has not achieved the stock ownership requirement at the end of the year, a portion of that officer’s compensation under the MIP, if any, may be paid in the form of shares of Class B stock. As of March 31, 2010, each of our then serving named executive officers met the stock ownership requirements, other than Mr. Flanders who was appointed as Chief Executive Officer in July 2009.

Our named executive officers’ stock ownership is shown under the heading “Playboy Stock Ownership by Directors and Executive Officers” on page 28.

Employment and Severance Agreements

Our philosophy is to enter into employment agreements only if warranted based on the particular facts and circumstances. Except as described below, our named executive officers do not have employment agreements. This is consistent with our performance-based employment and compensation philosophy. We currently have an employment agreement with Mr. Flanders which includes severance and “change of control” provisions. We also have a severance agreement with Alex Vaickus, our President. A description of these agreements is set forth below in the section entitled “Employment and Severance Agreements” beginning on page 23.

To help us retain our most senior executive officers, our Board has approved our entering into agreements with certain officers that provide for the payment of specified benefits if their employment terminates after a “change of control” of Playboy. Each of our named executive officers (other than Mr. Hefner and Mr. Flanders, whose compensation and severance arrangements are described in the section entitled “Employment and Severance Agreements” beginning on page 23) is currently party to such an agreement. Information regarding applicable payments under such agreements for the named executive officers is provided under the heading “Potential Payments Upon Termination or Change of Control” on page 22.

Tax and Accounting Implications

Deductibility of Compensation

The federal corporate income tax laws limit our ability to deduct compensation in excess of $1.0 million paid annually to certain of our most highly compensated executive officers. There are exemptions from this limit, including compensation that is based on the attainment of performance goals established by the compensation committee and approved by the stockholders. The committee’s policy is to seek to qualify all executive compensation for deductibility to the extent that this policy is consistent with our overall objectives in attracting, motivating and retaining its executives. However, we may make nonconforming grants or awards from time to time.

Accounting for Stock-Based Compensation

We estimate the value of stock options on the date of grant using the Lattice Binomial model. We measure stock-based compensation cost at the grant date based on the value of the award and recognize the expense ratably over the vesting period.

COMPENSATION COMMITTEE REPORT

The compensation committee of our Board has reviewed and discussed the Compensation Discussion and Analysis with our management. Based on such review and discussions, the compensation committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC.

Submitted by the compensation committee:

Sol Rosenthal, Chairman

Charles Hirschhorn

Russ Pillar

Summary Compensation Table

The following table provides information regarding the compensation earned during the year ended December 31, 2009 by our named executive officers. In 2009, “Salary” accounted for approximately 36% of the total compensation of our named executive officers and non-equity incentive plan compensation accounted for 0% of total compensation.

Name and Principal Position	Year	Salary	Bonus		Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation		Change in Pension Value and Non-Qualified Deferred Compensation Earnings(2)	All Other Compensation(3)	Total

Scott N. Flanders	2009	$430,769	$400,000	(8)	$406,500	$2,016,000	$—		$—	$732	$3,254,001
Chief Executive Officer(7)

Linda G. Havard	2009	545,900	—		31,250	54,750	—		—	8,878	640,778
Former Executive Vice President and Chief Financial Officer(9)	2008	545,900	—		71,500	24,510	—		—	26,636	668,546
	2007	530,000	447	(10)	132,625	46,400	210,138	(11)	—	10,192	929,802

Christie Hefner	2009	92,019	—		—	—	—		—	2,162,279	2,254,298
Former Chairman of the Board and Chief Executive Officer(12)	2008	825,000	—		214,500	73,530	—		—	48,402	1,161,432
	2007	725,000	—		397,875	139,200	231,291		—	62,391	1,555,757

Hugh M. Hefner	2009	1,000,000	—		—	—	—		—	490,175	1,490,175
Editor-in-Chief and Chief Creative Officer	2008	1,000,000	8,623	(10)	—	—	—		—	408,050	1,416,673
	2007	1,000,000	—		—	—	159,511		—	290,192	1,449,703

Jerome H. Kern	2009	302,001	100,000	(14)	—	—	—		—	—	402,001
Former Interim Chairman of the Board and Chief Executive Officer(13)

Robert Meyers(15)	2009	219,073	—		31,250	54,750	—		—	727,794	1,032,867
Former Executive Vice President and President, Media	2008	721,000	—		143,000	49,020	—		—	8,050	921,070
	2007	700,000	—		265,250	92,800	243,457		—	26,817	1,328,324

Richard S. Rosenzweig	2009	489,250	—		25,000	43,800	—		—	11,533	569,583
Executive Vice President	2008	489,250	3,627	(10)	50,050	17,157	—		—	8,975	569,059
	2007	475,000	—		92,838	32,480	167,450		—	8,904	776,672

Alex Vaickus	2009	700,000	—		31,250	54,750	—		—	8,575	794,575
President	2008	700,000	—		114,400	36,765	—		—	38,268	889,433
	2007	600,000	—		159,150	58,000	393,364	(11)	—	10,192	1,220,706

(1)	The amounts reflected in the Stock Awards and Option Awards columns reflect the grant date fair value for awards made during the year ended December 31, 2009, in accordance with ASC Topic 718 for awards granted pursuant to our 1995 Stock Incentive Plan. Amounts for prior years have been recalculated to reflect the grant date fair value, in accordance with SEC rules. Assumptions used in the calculation of these amounts are included in Note (Q), Stock-Based Compensation, to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC, disregarding forfeiture estimates.
(2)	There were no above market earnings on deferred compensation balances in 2009.
(3)	Amounts included in the All Other Compensation column are as follows:

Payment Type	Year	Scott N. Flanders	Linda G. Havard	Christie Hefner		Hugh M. Hefner	Jerome H. Kern	Robert Meyers	Richard S. Rosenzweig	Alex Vaickus
401(k) Contributions	2009	$—	$8,575	$2,221		$8,575	$—	$6,794	$8,575	$8,575
Severance Payments	2009	—	—	2,160,058	(4)	—	—	721,000	—	—
Frequent Flyer Reimbursement	2009	—	—	—		—	—	—	118	—
Talent Fees Related to The Girls Next Door(5)	2009	—	—	—		480,000	—	—	—	—
Executive Protection Services(6)	2009	732	303	—		1,600	—	—	2,840	—

Total		$732	$8,878	$2,162,279		$490,175	$—	$727,794	$11,533	$8,575

(4)	Reflects a severance payment of $2,000,000, a payment of $60,000 for one year of administrative support, a grant of 30,000 shares of Class B stock with a grant-date fair value of $46,500, a $28,558 payment for accrued vacation and a payment of $25,000 for legal fees made in connection with Ms. Hefner’s resignation. See the section entitled “Employment and Severance Agreements” on page 23 for a further description of Ms. Hefner’s severance arrangements.
(5)	Reflects talent fees made to Mr. Hefner for providing services related to The Girls Next Door on E! Entertainment Television.
(6)	Reflects the Company’s cost for security protection services provided to the executives.
(7)	Mr. Flanders was appointed as Chief Executive Officer effective July 1, 2009.
(8)	Reflects a discretionary bonus earned by Mr. Flanders pursuant to the terms of his employment agreement.
(9)	Ms. Havard resigned from her position as Executive Vice President and Chief Financial Officer effective December 31, 2009.
(10)	The amounts reported for Ms. Havard and Messrs. Hefner and Rosenzweig reflect a service award that is available to all eligible employees.

(11)	20% of the Non-Equity Incentive Plan Compensation was awarded in equivalent value in Class B stock.
(12)	Ms. Hefner resigned from her position as Chief Executive Officer effective January 31, 2009. The amount included in the “Salary” column for Ms. Hefner includes director fees earned for her service on the Board following her resignation as Chief Executive Officer, $6,344 of which was paid in Class B stock.
(13)	Mr. Kern served as interim Chairman of the Board from December 8, 2008 through May 13, 2009 and as interim Chief Executive Officer from December 8, 2008 through June 30, 2009. Mr. Kern resigned from the Board on July 6, 2009. The amount included in the “Salary” column for Mr. Kern includes director fees earned for his service on the Board during 2009, $2,055 of which was paid in Class B stock.
(14)	Reflects a discretionary bonus paid to Mr. Kern for his service as interim Chief Executive Officer until the transition to a new Chief Executive Officer was complete.
(15)	Mr. Meyers resigned from his position as Executive Vice President and President, Media, effective April 16, 2009.

Grants of Plan-Based Awards

The following table shows the awards made to our named executive officers in 2009 under our 1995 Stock Incentive Plan. For additional information on our equity and bonus programs, see the section of this proxy statement entitled “Compensation Discussion and Analysis” beginning on page 12.

										All Other	All Other Option	Aggregate
	Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Estimated Future Payouts Under Equity Incentive Plan Awards(1)			Stock Awards: Number of Shares of Stock or Units (#)(2)	Awards: Number of Securities Underlying Option (#)	Grant Date Fair Value of Stock Option Awards ($)(3)	Exercise or Base Price of Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)		Threshold (#)	Target (#)	Maximum (#)
Scott N. Flanders	7/1/2009	$—	$656,250	(4)	$875,000	(4)	—	—	—	—	—	$—	$—
	7/1/2009	—	—		—		—	—	—	150,000	—	406,500	—
	7/1/2009	—	—		—		—	—	—	—	1,200,000	2,016,000	2.71
Linda G. Havard(5)	3/3/2009	—	—		—		—	—	—	25,000	—	31,250	—
	3/3/2009	—	—		—		—	—	—	—	75,000	54,750	1.25
Christie Hefner	—	—	—		—		—	—	—	—	—	—	—
Hugh M. Hefner	—	—	—		—		—	—	—	—	—	—	—
Jerome H. Kern	—	—	—		—		—	—	—	—	—	—	—
Robert Meyers(6)	3/3/2009	—	—		—		—	—	—	25,000	—	31,250	—
	3/3/2009	—	—		—		—	—	—	—	75,000	54,750	1.25
Richard S. Rosenzweig	3/3/2009	—	—		—		—	—	—	20,000	—	25,000	—
	3/3/2009	—	—		—		—	—	—	—	60,000	43,800	1.25
Alex Vaickus	3/3/2009	—	—		—		—	—	—	25,000	—	31,250	—
	3/3/2009	—	—		—		—	—	—	—	75,000	54,750	1.25

(1)	We did not grant performance-based awards under any equity incentive plan in 2009.
(2)	Reflects restricted stock units granted in 2009. The restricted stock units granted to Mr. Flanders in 2009 vest ratably over a four-year period. The restricted stock units granted to the other named executive officers in 2009 vest ratably over a three-year period.
(3)	Aggregate grant date fair values for option grants are based on a Lattice Binomial value of $1.68 per option for the July 1, 2009 option grant and $0.73 for the March 3, 2009 option grants. The fair value of stock options on the grant date is estimated using a Lattice Binomial option pricing model, which requires assumptions such as dividend yield, expected volatility, risk-free rate, expected life and forfeiture rate. These assumptions are included in Note (Q), Stock-Based Compensation, to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC. Aggregate grant date fair values for restricted stock units are based on a base price of $2.71 for the July 1, 2009 grant and $1.25 for the March 3, 2009 grants.
(4)	Mr. Flanders’ employment agreement provides for one-time bonus for his service in 2009 at a target amount of 75% and a maximum amount of 100% of his base salary, to be paid at the discretion of the Board. In 2009, the Board approved a one-time bonus of $400,000, or 46% of his annual base salary.
(5)	Ms. Havard’s awards were forfeited upon her resignation, effective December 31, 2009.
(6)	Mr. Meyers’ awards were forfeited upon his resignation, effective April 16, 2009.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the number of outstanding plan awards for each named executive officer as of December 31, 2009.

	Option Awards							Stock Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units That Have Not Vested(2)	Equity Incentive Plan Awards: Number Unearned Shares, Units or Other Rights That Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested
Scott N. Flanders	7/1/2009	(3)	—	1,200,000	—	$2.71	7/1/2019	—	$—	—	$—
	7/1/2009	(3)	—	—	—	—	—	150,000	480,000	—	—

	Total		—	1,200,000	—			150,000	480,000	—	—

Linda G. Havard	1/4/2000	(4)	20,000	—	—	24.13	3/31/2010	—	—	—	—
	6/19/2000	(4)	10,000	—	—	12.13	3/31/2010	—	—	—	—
	1/26/2001	(4)	20,000	—	—	11.38	3/31/2010	—	—	—	—
	1/22/2002	(4)	30,000	—	—	15.85	3/31/2010	—	—	—	—
	1/8/2003	(5)	50,000	—	—	10.00	3/31/2010	—	—	—	—
	2/4/2004	(5)	24,000	—	—	14.48	3/31/2010	—	—	—	—
	1/21/2005	(5)	21,000	—	—	11.86	3/31/2010	—	—	—	—
	2/9/2006	(5)	21,000	—	—	14.50	3/31/2010	—	—	—	—
	5/23/2007	(5)	6,667	—	—	10.61	3/31/2010	—	—	—	—
	5/21/2008	(5)	3,334	—	—	5.72	3/31/2010	—	—	—	—

	Total		206,001	—	—			—	—	—	—

Christie Hefner(6)	Total		—	—	—			—	—	—	—

Hugh M. Hefner	Total		—	—	—			—	—	—	—

Jerome H. Kern(7)	Total		—	—	—			—	—	—	—

Robert Meyers(8)	Total		—	—	—			—	—	—	—

Richard S. Rosenzweig	1/4/2000	(4)	15,000	—	—	24.13	1/4/2010	—	—	—	—
	1/26/2001	(4)	10,000	—	—	11.38	1/26/2011	—	—	—	—
	2/26/2001	(5)	60,000	—	—	13.24	2/26/2011	—	—	—	—
	1/8/2003	(5)	50,000	—	—	10.00	1/8/2013	—	—	—	—
	2/4/2004	(5)	18,000	—	—	14.48	2/4/2014	—	—	—	—
	1/21/2005	(5)	21,000	—	—	11.86	1/21/2015	—	—	—	—
	2/9/2006	(5)	21,000	—	—	14.50	2/9/2016	—	—	—	—
	5/23/2007	(5)	4,667	2,333	—	10.61	5/23/2017	—	—	—	—
	5/21/2008	(5)	2,334	4,666	—	5.72	5/21/2018	—	—	—	—
	5/21/2008	(5)	—	—	—	—	—	8,750	28,000	—	—
	3/3/2009	(5)	—	60,000	—	1.25	3/3/2019	—	—	—	—
	3/3/2009	(5)	—	—	—	—	—	20,000	64,000	—	—

	Total		202,001	66,999	—			28,750	94,000	—	—

Alex Vaickus	1/4/2000	(4)	7,500	—	—	24.13	1/4/2010	—	—	—	—
	5/30/2000	(4)	500	—	—	12.94	5/30/2010	—	—	—	—
	1/26/2001	(4)	10,000	—	—	11.38	1/26/2011	—	—	—	—
	1/22/2002	(4)	15,000	—	—	15.85	1/22/2012	—	—	—	—
	1/8/2003	(5)	50,000	—	—	10.00	1/8/2013	—	—	—	—
	2/4/2004	(5)	18,000	—	—	14.48	2/4/2014	—	—	—	—
	1/21/2005	(5)	21,000	—	—	11.86	1/21/2015	—	—	—	—
	2/9/2006	(5)	30,000	—	—	14.50	2/9/2016	—	—	—	—
	5/23/2007	(5)	8,334	4,166	—	10.61	5/23/2017	—	—	—	—
	5/21/2008	(5)	5,000	10,000	—	5.72	5/21/2018	—	—	—	—
	5/21/2008	(5)	—	—	—	—	—	20,000	64,000	—	—
	3/3/2009	(5)	—	75,000	—	1.25	3/3/2019	—	—	—	—
	3/3/2009	(5)	—	—	—	—	—	25,000	80,000	—	—

	Total		165,334	89,166	—			45,000	$144,000	—	$—

(1)	All stock awards are paid in restricted stock units.
(2)	The values shown are based on the number of restricted stock units outstanding multiplied by the $3.20 closing price of Class B stock on December 31, 2009.
(3)	Restricted stock units and stock options granted to Mr. Flanders under his employment agreement vest ratably over four years, subject to acceleration or termination in certain circumstances.
(4)	These stock option awards vested ratably over two years, subject to acceleration or termination in certain circumstances.
(5)	These restricted stock unit and stock option awards vest ratably over three years, subject to acceleration or termination in certain circumstances. The 2008 restricted stock unit awards were granted in May 2008 and were originally scheduled to vest over a three-year period, subject to a (i) cumulative two-year operating income performance-based threshold and (ii) one-year time-based threshold. During 2008, however, we incurred $146.5 million in impairment charges, which made it impossible to meet the operating income vesting threshold contained in the 2008 restricted stock unit grant. As a result, in March 2009, the compensation committee amended the 2008 grant to change the vesting to a two-year time-based schedule, effective from the date of the amendment. The amended vesting schedule was consistent with the original three-year vesting period and market data provided by our compensation consultant with respect to the use of time-based awards.
(6)	Ms. Hefner resigned from her position as Chief Executive Officer effective January 31, 2009 and had no awards outstanding as of December 31, 2009.

(7)	Mr. Kern resigned from his position as interim Chief Executive Officer effective June 30, 2009 and had no awards outstanding as of December 31, 2009.
(8)	Mr. Meyers resigned from his position as Executive Vice President and President, Media effective April 16, 2009 and had no awards outstanding as of December 31, 2009.

OPTION EXERCISES AND STOCK VESTED

No options were exercised by named executive officers in 2009, and no restricted stock units held by named executive officers vested in 2009.

NON-QUALIFIED DEFERRED COMPENSATION PLAN

Pursuant to our Amended and Restated Deferred Compensation Plan, certain employees, including our named executive officers, and non-employee directors were permitted to elect to annually defer a portion of their compensation. A match was provided to employees who participated in the deferred compensation plan, at a certain specified minimum level, and whose annual eligible earnings exceeded the salary limitation in the 401(k) plan. All participants chose to receive their account balances in full and assets from the plan were fully distributed in 2009.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions (1)	Aggregate Balance at 12/31/09
Scott N. Flanders	$—	$—	$—	$—	$—
Linda G. Havard	—	—	(2,931)	(440,444)	—
Christie Hefner	—	—	(30,338)	(1,674,229)	—
Hugh M. Hefner	—	—	—	—	—
Jerome H. Kern	—	—	1,754	(11,994)	—
Robert Meyers	—	—	(972)	(153,175)	—
Richard S. Rosenzweig	—	—	—	—	—
Alex Vaickus	—	—	(3,062)	(78,130)	—

(1)	The deferred compensation plan was terminated in 2008 and all balances were 100% vested as of December 31, 2008 and distributed in 2009. No future contributions are being made.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Change of Control Agreements

To help us retain our most senior executive officers, the Board has approved Playboy entering into agreements with certain officers that provide for the payment of specified benefits if their employment terminates under certain circumstances after a “change of control” of Playboy. Each of our named executive officers (other than Mr. Hefner and Mr. Flanders, whose compensation and severance arrangements are described below under “Employment and Severance Agreements”) is a party to such an agreement. Each agreement provides that:

•

payments become due and benefits are provided if, within 18 months after a change of control, the officer is involuntarily terminated for reasons other than death, disability or “cause,” or voluntarily terminates his or her employment for a limited number of permitted reasons described in the agreement;

•	cash payments will be made following termination in the following amounts:

(i)	three times the sum of (A) the officer’s annual base salary in effect immediately prior to the occurrence of the change of control and (B) the greater of (x) the average bonus earned by the officer for the three fiscal years prior to the year in which the change of control occurs and (y) the targeted bonus for the officer’s position as set forth under our any executive compensation plan established for the applicable year (with the greater of (x) and (y) referred to as the “highest bonus”); and

(ii)	the sum of (A) any unpaid incentive compensation which has been allocated or awarded to the officer for a completed fiscal year or other measuring period preceding the termination and is contingent only upon the continued employment of the officer to a subsequent date and (B) a pro rata portion of the highest bonus for the year in which termination of employment occurs;

•

if an agreement becomes operative, the amount of the cash payments, as well as any other payments owed to officers by us or our affiliates, would be grossed-up, if necessary, to compensate the executive for the imposition of any “golden parachute” excise tax imposed thereon;

•	any restricted stock held by the officer will become fully vested and free from restrictions;

•	the officer will be allowed to continue his or her participation in then existing welfare benefit plans, such as medical insurance, for up to three years from the effective date of termination; and

•

the agreement will have an initial five-year term, automatically extended on each anniversary of its execution unless Playboy or the officer gives notice that it or the officer does not wish to extend the agreement.

These change of control agreements provide that a change of control takes place whenever any of the following events occur:

•	we liquidate or dissolve;

•	we sell Playboy magazine;

•

any occurrence by which Mr. Hefner, Ms. Hefner, the Hugh M. Hefner 1991 Trust or any trust established by Mr. Hefner for estate planning or similar purposes cease, collectively, to hold, directly or indirectly, at least 50% of the stock entitled to vote generally in the election of our directors; or

•

we merge, consolidate or reorganize the Company, or sell or otherwise transfer all or substantially all of the Company’s assets to another corporation or legal person, unless we initiate the transaction and, as a result of the transaction, our stockholders immediately prior to the transaction become the majority stockholders of a successor or ultimate parent corporation of the company resulting from such transaction.

Under the agreements, “cause” is defined as conviction of a crime involving dishonesty, fraud or breach of trust, or willful engagement in conduct materially injurious to Playboy.

Employment and Severance Agreements

Scott N. Flanders. We have an employment agreement with Mr. Flanders that includes severance and change of control provisions. The agreement has a term of four years, unless earlier terminated by either party, and automatically renews for successive one-year terms unless either party provides notice of intent not to renew. The Company may terminate the agreement at any time for cause (subject to a 14 day cure period) or with 30 days notice for any reason, subject to certain severance and other payment obligations as described below.

Mr. Flanders’ agreement provides for an annual base salary of $875,000, which shall increase by $25,000 each year, and a one-time performance-based bonus for his service in 2009 at a target amount of 75% of his base salary and a maximum amount of 100% of his base salary, paid at the discretion of the Board. In addition, for 2010 and each other calendar year during the remaining term of the agreement, Mr. Flanders will be eligible to participate in a Board approved incentive compensation plan at a target amount of 75% of his base salary and a maximum of 100%. Upon the commencement of his employment on July 1, 2009, Mr. Flanders received a one-time grant of 150,000 restricted stock units of Class B stock and options to purchase 1,200,000 shares of Class B stock with an exercise price per share of $2.71. The restricted stock units and stock options will both vest ratably over a period of four years, subject to accelerated vesting in the event of a change of control, as described below. Mr. Flanders is also subject to certain non-competition and non-solicitation provisions for the term of his employment with the Company and one year thereafter.

If Mr. Flanders is terminated for “cause,” he shall only receive any unpaid base salary and unreimbursed expenses payable for all periods through his effective date of termination. Under his employment agreement, “cause” means a (i) willful failure or refusal to implement or follow lawful policies or directions of the Board, (ii) willful commission of an act of moral turpitude resulting in material harm to Playboy, (iii) commission of or conviction for any felony or material misdemeanor involving theft, fraud or other dishonest action that results in material harm to Playboy, (iv) material breach of the employment agreement that results in material harm to Playboy and (v) misrepresentation or willful nondisclosure that results in material harm to Playboy. If Mr. Flanders is terminated for any other reason, he shall receive, in a lump-sum cash payment within ten days of his termination, a severance payment consisting of (i) all unpaid base salary, unreimbursed expenses and accrued vacation pay payable for all periods through his effective date of termination, (ii) an amount equal to his annual base salary at the time of his termination (subject to the limitations of Section 409A of the Internal Revenue Code) and (iii) an additional payment of 100% of the target incentive under his incentive compensation plan for the year in which the termination occurs.

Under Mr. Flanders’ employment agreement, a change of control takes place upon the occurrence of any of the same events that are described above for the change of control agreements with the other named executive officers under the heading “Change of Control Agreements” on page 22. In the event of a change of control prior to July 1, 2010, 50% of the options to purchase Class B stock that were granted to Mr. Flanders upon the commencement of his employment would become fully vested and exercisable immediately prior to such change of control. In the event of a change of control on or after July 1, 2010, 100% of such options would become fully vested and exercisable immediately prior to such change of control. In addition, 100% of the restricted stock units granted to Mr. Flanders upon the commencement of his employment would become fully vested and exercisable immediately prior to a change of control that occurs at any time during the term of his employment agreement.

Alex Vaickus. We have a severance agreement with Mr. Vaickus. In the event that he is terminated at any time not “for cause,” Mr. Vaickus will be entitled to receive 12 months of severance pay based on his annual salary at that time (subject to the limitations of Section 409A of the Internal Revenue Code). In the event of such termination, he will have no duty to mitigate damages and will be free to accept other employment at his discretion.

Linda G. Havard. Effective December 31, 2009, Ms. Havard resigned from her position as Executive Vice President and Chief Financial Officer. On November 30, 2009, we agreed to certain terms regarding Ms. Havard’s separation, which provided her with, among other things, the right to receive a severance payment of $545,900, which was equal to her annual base salary at the time of her resignation, pursuant to the terms of her severance arrangements, outplacement services of $82,000, reimbursement of legal fees of $19,178 incurred with respect to her resignation and an extension of her group health benefits. In addition, in the event certain change of control conditions were to occur before February 28, 2010, Ms. Havard would have received a payment under her amended and restated severance agreement, rather than the payment described above. No such change of control conditions occurred and Ms. Havard did not receive any alternative payment under her amended and restated severance agreement.

Robert Meyers. Effective April 16, 2009, Mr. Meyers resigned from his position as Executive Vice President and President, Media. Pursuant to the terms of his employment agreement, Mr. Meyers received a severance payment of $721,000 in connection with his resignation, which was equal to his annual base salary at the time of his resignation.

Christie Hefner. Effective January 31, 2009, Ms. Hefner resigned from her position as Chief Executive Officer. In connection with her resignation, we entered into a separation agreement with Ms. Hefner on February 9, 2009, which provided her with, among other things, a severance payment of $2.0 million, a one-time grant of 30,000 shares of Class B stock, a payment of $60,000 for one year of administrative support and up to $25,000 to cover her actual legal fees and expenses incurred in negotiating the agreement. Pursuant to the agreement, Ms. Hefner also agreed to a 12 month non-competition and non-solicitation covenant and to provide transition and other assistance. In addition, in the event certain change of control conditions were to occur before March 31, 2009, Ms. Hefner would have been entitled to receive another severance payment of approximately $1.7 million. No such change of control conditions occurred and Ms. Hefner did not receive an additional payment.

1995 Stock Incentive Plan

Our 1995 Stock Incentive Plan contains a change of control provision. In the event of a change of control of Playboy, options and restricted stock that are unvested on the effective date of the change of control will become immediately exercisable. For purposes of the 1995 Stock Incentive Plan, “change of control” has generally the same meaning described above with respect to the change of control agreements.

Other Practices

We currently maintain a practice of paying a separation allowance bonus plan (which is not funded) to employees with at least five years of continuous service who voluntarily terminate employment with us and are at age 60 or thereafter.

We currently provide all employees, if terminated in connection with a disability as defined by the policy, a benefit equal to 60% of the employee’s base salary up to a maximum of $16,000 per month. Total plan benefits are capped based on the employee’s age when disability payments begin. In the event of the death of an employee, we pay the monthly COBRA costs to continue medical and dental insurance for the employee’s immediate family for a period of twelve months.

The following table shows potential payouts upon various termination scenarios for our named executive officers, assuming termination as of December 31, 2009:

Name	Termination for Cause (1)	Voluntary Termination for Good Reason by Executive (2)	Death (3)	Disability (4)	Termination w/o Cause by Playboy (5)	Voluntary Termination (6)	Termination Following a Change of Control (7)

Scott N. Flanders	33,654	915,854	$654,894	$246,894	$915,854	$33,654	$1,703,894
Linda G. Havard(8)	73,487	n/a	631,339	265,487	626,587	727,765	2,941,667
Christie Hefner(9)	n/a	n/a	n/a	n/a	n/a	2,160,058	n/a
Hugh M. Hefner	192,308	n/a	813,224	384,308	2,904,000	2,206,708	n/a
Jerome H. Kern(10)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Robert Meyers(11)	n/a	n/a	n/a	n/a	n/a	721,000	n/a
Richard S. Rosenzweig	50,807	n/a	552,009	242,807	1,244,197	1,043,707	2,572,361
Alex Vaickus	26,923	n/a		218,923	734,124	26,923	3,984,863

(1)	Payments made to the named executive officers upon a termination for cause reflect amounts related to their accrued and unpaid vacation payable upon termination.
(2)	Upon voluntary termination for good reason by Mr. Flanders, his employment agreement provides for accrued and unpaid vacation payable upon termination, accelerated vesting of restricted stock units and stock options, severance in an amount equal to one year base salary, target bonus and health and welfare benefits continuance.
(3)	Amounts reported include the executives’ accrued and unpaid vacation payable upon termination, one year of health and welfare benefits and life insurance payments.
(4)	Amounts reported include the executives’ accrued and unpaid vacation payable upon termination and one year of disability payments per our policy. Mr. Flanders is also entitled to receive one year of health and welfare benefits.
(5)	Amounts reported include the executives’ severance payments and accrued and unpaid vacation payable upon termination. Mr. Hefner is also entitled to receive these payments upon termination following a change of control.
(6)	The amounts reported reflect the following potential payments:

•	Messrs. Flanders and Vaickus: accrued and unpaid vacation payable upon termination.

•	Ms. Havard: a severance payment equal to her annual base salary and her accrued and unpaid vacation payable upon termination.

•	Ms. Hefner and Mr. Meyers: severance payments made in connection with her resignation in 2009.

•

Messrs. Hefner and Rosenzweig: accrued and unpaid vacation payable upon termination, a separation bonus that would be paid under our general termination policy for employees over 60 years of age with at least five years of service and health and welfare benefits.

(7)	With the exception of Mr. Flanders, amounts reported include the executives’ accrued and unpaid vacation payable upon termination, accelerated vesting of restricted stock units and stock options, plus severance in an amount equal to three years base salary, the average bonus earned during the previous three fiscal years, health and welfare benefits continuance, and a gross-up payment to cover 100% of any tax liabilities for Section 280G excess payments. For Mr. Flanders, the amount reported includes the accrued and unpaid vacation payable upon termination, accelerated vesting of restricted stock units and stock options, plus severance in an amount equal to one year base salary, target bonus and health and welfare benefits continuance.
(8)	Effective December 31, 2009, Ms. Havard resigned from her position as Executive Vice President and Chief Financial Officer. On November 30, 2009, we agreed to certain terms regarding Ms. Havard’s separation, which provided her with, among other things, the right to receive a severance payment of $545,900, which was equal to her annual base salary at the time of her resignation, pursuant to the terms of her severance arrangements, outplacement services of $82,000, reimbursement of legal fees of $19,178 incurred with respect to her resignation and an extension of her group health benefits. In addition, in the event certain change of control conditions were to occur before February 28, 2010, Ms. Havard would have received a payment under her amended and restated severance agreement, rather than the payment described above. No such change of control conditions occurred and Ms. Havard did not receive any alternative payment under her amended and restated severance agreement.
(9)	Effective January 31, 2009, Ms. Hefner resigned as Chief Executive Officer. The amount reported for Ms. Hefner reflects a severance payment of $2,000,000, a payment of $60,000 for one year of administrative support, a grant of 30,000 shares of Class B stock with a grant-date fair value of $46,500, a $28,558 payment for accrued vacation and a payment of $25,000 for legal fees made in connection with Ms. Hefner’s resignation.
(10)	Effective July 6, 2009, Mr. Kern resigned as a director. He had no potential payouts upon the various termination scenarios stated herein or otherwise.
(11)	Effective April 16, 2009, Mr. Meyers resigned as Executive Vice President and President, Media. Pursuant to the terms of his employment agreement, Mr. Meyers received a severance payment of $721,000 in connection with his resignation, which was equal to his annual base salary at the time of his resignation.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to us as well as the skill level required by the Company of members of our Board. Similar to executive officers, directors are subject to a minimum share ownership requirement. Each director is expected to acquire, within two years of becoming a director, not less than 15,000 shares of Class B stock and to maintain that level of investment throughout his term. We review directors’ status with these requirements annually. As of December 31, 2009, all of our directors met the stock ownership requirements.

The compensation committee is responsible for reviewing and recommending to the board the compensation for non-employee directors. Directors who are Playboy employees receive no compensation for their services as directors. In 2009, our non-employee director compensation included:

Annual retainer(1)	$45,000
Annual Chairman retainer(2)	$120,000
Annual retainer for audit committee Chairman(3)	$20,000
Annual retainer for audit committee members (other than the Chairman)(3)	$10,000
Annual retainer for compensation committee Chairman(3)	$10,000
Annual retainer for compensation committee members (other than the Chairman)(3)	$5,000
Board meeting fees(4)	$1,000

(1)	The annual retainer is paid in quarterly installments. At least half of the retainer is paid in shares of Class B stock under our 1997 Equity Plan.
(2)	In 2009, the Company split the roles of Chairman and Chief Executive Officer and appointed Mr. Chemerow as non-executive chairman of the Board. In connection with the separation of the roles of Chairman and Chief Executive Officer, the compensation committee approved an annual cash retainer of $120,000 for the non-executive Chairman position, effective May 13, 2009.
(3)	At least half of these committee fees are paid in shares of Class B stock under our 1997 Equity Plan.
(4)	Meeting fees are payable in shares of Class B stock under our 1997 Equity Plan, for each Board meeting in which the director participated, except that no fee was paid in connection with telephonic-only Board meetings

In addition to the fees set forth in the table above, we paid fees to Messrs. Chemerow and Rosenthal in 2009 to lead the search for, and transition to, a new Chief Executive Officer. In 2009, Messrs. Rosenthal and Chemerow received such additional fees of $50,000 and $37,500, respectively.

Our 1997 Equity Plan also permits us to issue to non-employee directors (i) options to purchase shares of Class B stock, (ii) restricted stock and (iii) awards of Class B stock. Options granted under the 1997 Equity Plan are generally exercisable in four equal annual installments, beginning on the first anniversary of the date that the option was initially granted, unless accelerated according to the terms of the 1997 Equity Plan. Options granted under the 1997 Equity Plan generally expire 10 years after the date of grant, although they may expire earlier. The 1997 Equity Plan is the successor to our 1991 Non-Qualified Plan for Non-Employee Directors, or the 1991 Plan. All future equity grants to non-employee directors will be made from the 1997 Equity Plan. As of December 31, 2009, Mr. Hirschhorn had 10,000 options outstanding under the 1991 Plan. Each option grant is exercisable in four equal installments, beginning on the first anniversary of the date that the option was initially granted.

Since October 1992, non-employee directors had also been eligible to participate in our Deferred Compensation Plan for Non-Employee Directors, under which they were able to defer receipt of part or all of their annual retainers, committee fees and per-meeting payments. All amounts deferred and earnings credited were 100% vested immediately and were general unsecured obligations of Playboy. All participants chose to receive their account balances in full and assets from the plan were fully distributed in 2009.

In 2010, the compensation committee retained an independent compensation consultant, Compensation Advisory Partners, LLC, to conduct a competitive review of our non-employee directors’ compensation. Following this review, the compensation committee, taking into account the recommendations of the compensation consultant, approved an annual $30,000 equity grant to non-employee directors. This annual grant is comprised of 50% stock options and 50% restricted stock unit awards that vest 12 months after the grant date. The closing price of the Class B stock on the date of grant is the exercise price for option awards. The first grant was effective as of February 22, 2010.

DIRECTOR SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation paid to non-employee directors for the fiscal year ended December 31, 2009:

Name(1)	Fees Earned or Paid in Cash(2)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- qualified Deferred Compensation Earnings(3)	All Other Compensation (4)	Total
Dennis S. Bookshester	$59,000	$—	$—	$—	$—	$—	$59,000
David I. Chemerow	144,000	—	—	—	—	42,500	186,500
Charles Hirschhorn	64,000	—	—	—	—	10,000	74,000
Russ Pillar	54,000	—	—	—	—	—	54,000
Sol Rosenthal	59,000	—	—	—	—	65,000	124,000

(1)	As of December 31, 2009, options outstanding were as follows: Mr. Bookshester, 37,500; Mr. Chemerow, 37,500; Mr. Hirschhorn, 10,000; Mr. Pillar, 30,000; and Mr. Rosenthal, 37,500.
(2)	Portions of these fees were paid in an equivalent value of Class B stock. The value of the Class B stock issued to directors during 2009 was as follows: Mr. Bookshester, $31,485; Mr. Chemerow, $36,487; Mr. Hirschhorn, $33,981; Mr. Pillar, $28,986; and Mr. Rosenthal, $31,485.
(3)	There were no above-market earnings on deferred compensation balances in 2009.
(4)	The amounts reported for Messrs. Chemerow and Rosenthal include payments for their work leading the search for a successor Chief Executive Officer in 2009. The amounts reported for Messrs. Hirschhorn and Rosenthal also include special committee fees of $10,000 each.

TRANSACTIONS WITH MANAGEMENT

We review all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company’s proxy statement. In addition, the audit committee and compensation committee review and approve or ratify any related person transaction that is required to be disclosed.

We own a 29-room mansion located on five and one-half acres in Los Angeles. The Playboy Mansion is used for various corporate activities and serves as a valuable location for motion picture and television production, magazine photography and for online, advertising, marketing and sales events. It also enhances our image, as we host many charitable and civic functions. The Playboy Mansion generates substantial publicity and recognition, which increases public awareness of us and our products and services. Its facilities include a tennis court, swimming pool, gymnasium and other recreational facilities as well as extensive film, video, sound and security systems. The Playboy Mansion also includes accommodations for guests and serves as an office and residence for Mr. Hefner. It has a full-time staff that performs maintenance, serves in various capacities at the functions held at the Playboy Mansion and provides our and Mr. Hefner’s guests with meals, beverages and other services.

Under a 1979 lease entered into with Mr. Hefner, the annual rent Mr. Hefner pays to us for his use of the Playboy Mansion is determined by independent experts who appraise the value of Mr. Hefner’s basic accommodations and access to the Playboy Mansion’s facilities, utilities and attendant services based on comparable hotel accommodations. In addition, Mr. Hefner is required to pay the sum of the per-unit value of non-business meals, beverages and other benefits he and his personal guests receive. These standard food and beverage per-unit values are determined by independent expert appraisals based on fair market values. Valuations for both basic accommodations and standard food and beverage units are reappraised every three years and are annually adjusted between appraisals based on appropriate consumer price indexes. Mr. Hefner is also responsible for the cost of all improvements in any Hefner residence accommodations, including capital expenditures, that are in excess of normal maintenance for those areas.

Mr. Hefner’s usage of Playboy Mansion services and benefits is recorded through a system initially developed by the professional services firm of PricewaterhouseCoopers LLP, and now administered by us, with appropriate modifications approved by our audit and compensation committees. The lease dated June 1, 1979, as amended, between Mr. Hefner and us renews automatically at December 31st each year and will continue to renew unless either Mr. Hefner or we terminate it. The rent charged to Mr. Hefner during 2009 included the appraised rent and the appraised per-unit value of other benefits, as described above. Within 120 days after the end of our fiscal year, the actual charge for all benefits for that year is finally determined. Mr. Hefner pays or receives credit for any difference between the amount finally determined and the amount he paid over the course of the year. We estimated the sum of the rent and other benefits payable for 2009 to be $0.8 million, and Mr. Hefner paid that amount. The actual rent and other benefits paid were $0.7 million for each of 2008 and 2007.

We purchased the Playboy Mansion in 1971 for $1.1 million and in the intervening years have made substantial capital improvements at a cost of $14.4 million through 2009 (including $2.7 million to bring the Hefner residence accommodations to a standard similar to the Playboy Mansion’s common areas). The Playboy Mansion is included in our Consolidated Balance Sheets at December 31, 2009 and 2008, at a net book value of $1.2 million and $1.3 million, respectively, including all improvements and after accumulated depreciation. We incur all operating expenses of the Playboy Mansion, including depreciation and taxes, which were $2.3 million, $1.9 million and $2.8 million for 2009, 2008 and 2007, respectively, net of rent received from Mr. Hefner.

Crystal Harris, Holly Madison, Bridget Marquardt, Karissa Shannon, Kristina Shannon and Kendra Wilkinson, the stars of The Girls Next Door on E! Entertainment Television, resided in the mansion with Mr. Hefner at various times in 2009 and 2008. The value of rent, food and beverage and other personal benefits for their use of the Playboy Mansion was charged to Alta Loma Entertainment, our production company. The aggregate amount of these charges was $0.3 million and $0.4 million in 2009 and 2008, respectively. In addition, each of these individuals receives or has received payments for services rendered on our behalf, including appearance fees.